SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant ’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

Exhibit 99.1

Van Der Moolen to Enter European Retail Banking Segment with Focus on Execution

AMSTERDAM, Netherlands--(BUSINESS WIRE)--Van der Moolen Holding (liquidity provider and institutional broker in equities, bonds and related instruments in Europe and in the US and electronic markets access provider by Online Trader) today reported its results for the fourth quarter and the full financial year 2007.

Key items 2007

  Net loss attributable to common shareholders amounts to € 58.2 million for the fourth quarter of 2007 and € 77.8 million for the full financial year 2007;
  € 71.8 million of the loss attributable to disposed US specialist activities and European discontinued business;
  Net profit for the full year for continuing activities would be € 8.7 million excluding non-recurring items;
  US professional brokerage activities strengthened by acquisition Robbins & Henderson;
  Solid performance and growth of continued European activities;
  Cooperation GSFS Asset Management marks start in structured products.

Strategy and Outlook 2008

  Focus on three business lines: VDM Trading, VDM Institutional Brokerage and VDM Retail Banking;
  Broaden business focus Europe into retail banking segment;
  Obtain bank license by formal approval or co-operation.

Richard den Drijver, CEO of Van der Moolen Holding NV commented: “2007 has been a year of fundamental changes for the company. By selling the US specialist activities, we will focus on three separate business lines (VDM Trading, VDM Institutional Brokerage and VDM Retail Banking). Our US business lines are now fully in line with our European activities. At the same time, we have decided to broaden our business focus in Europe. By obtaining a bank license, either through the formal approval process or through co-operation with an adequately licensed party we will be capable to expand Online Trader from the current professional level to the retail segment. The cooperation with GSFS Asset Management offers an entry to the market of structured products. We have strong positions in the key financial markets we operate in and we expect to continue to build on the solid foundation we have created in 2007, and we expect to be profitable in 2008. We strongly believe in the upside potential of new services we will be entering in 2008 and onwards."

Key Figures*
	4th quarter	4th quarter	3rd quarter	12 months
Euro millions	2007	2006	2007	2007	2006
Revenues	24.2	17.5	28.6	109.9	63.9
Operating profit (loss)	(1.6)	(4.3)	0.7	(0.8)	0.4
Profit (loss) for the period from continuing operations*	(0.9)	(2.9)	(0.4)	(3.1)	1.7
Profit (loss) for the period from discontinued operations*	(56.2)	(40.6)	(4.9)	(72.7)	(78.4)
Profit (loss) attributable to common equity holders of the Company	(58.2)	(45.1)	(5.8)	(77.8)	(78.7)
Guarantee capital	118.5	298.6	205.8	118.5	298.6

Per common share data (Euro x 1)
(Dilutive) Profit (loss) from continuing operations per common share a)*	(0.04)	(0.09)	(0.02)	(0.13)	(0.02)
(Diluted) profit (loss) from discontinued operations per common share a)*	(1.21)	(0.90)	(0.11)	(1.54)	(1.72)
(Dilutive) Profit (loss) per common share*	(1.25)	(0.99)	(0.13)	(1.67)	(1.74)

Average US dollar/Euro rate	0.69	0.78	0.73	0.73	0.80
*) figures in this press release have not been subject to an audit by our external auditor
*) figures before accounting of currency translation adjustments for discontinued operations

We emphasize that the figures included in this press release have not been subject to an audit by an external auditor.

Operational developments in 2007

Van der Moolen further strengthened its European Business in 2007. The Company has initiated diversification into other markets and segments (such as ETF, structured products, security lending and energy trading). Focusing on high-margin products, we have embarked on a series of operational measures, such as the termination or disposal of loss making activities, including VDM Obligaties, the specialist activities in VDM Specialists LLC and the restructuring of our UK activities by terminating the day-trading activities.

In our consolidated figures, we have reported Van der Moolen Specialists USA, VDM Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V. as discontinued operations.

In addition, we have launched initiatives in 2007 to expand the strength of the present high margin operations by:

  The acquisition of Robbins & Henderson, a New York based institutional Brokerage firm;
  The fueling of the New York brokerage activities with Van der Moolen's top talent;
  The initiative to trade on more markets from our present locations;
  Adding more high margin products to our portfolio.

With the termination of our specialist activities in New York, one of the core benefits of being listed on the New York Stock Exchange disappeared. Consequently, we have decided to delist from the New York Stock Exchange and terminate our American Deposit Receipts program, effectively as from December 27, 2007. The delisting and deregistration process is expected to result in cost reduction in the future.

Our principal subsidiaries and their core business activity, categorized by business segment, can be summarized as follows:

Europe

In Europe Van der Moolen has branches in the Netherlands, France, Germany, Switzerland and the United Kingdom. The European activities showed a strong operating performance in 2007, significantly exceeding the performance in 2006. All European markets are mature, screen based markets. Van der Moolen has a strong position due to its diversified product portfolio, strong IT and very experienced staff.

Trading securities

Van der Moolen is acting in Amsterdam as an equity trading firm engaged in proprietary trading and arbitrage on Euronext, OMX, Borsa Italiana, Xetra, Eurex and the Virt-X/Swiss exchange. The Cologne branch of Van der Moolen is active in proprietary trading in German and Swiss equities, derivatives and arbitrage.

Trading derivatives

Under the trading name Curvalue Van der Moolen has leading market making activities and day trading activities in Amsterdam on Euronext, Euronext Liffe, CBOT, CME, ICE, Xetra and Eurex. Due to the preferred status Curvalue is required to quote on almost all option series of the Euronext Liffe. Furthermore, Curvalue performs arbitrage on the European exchanges, trading in futures, options and equities and engages in day trading (proprietary trading) on Eurex and holds small open positions intraday.

In the UK the activities of Van der Moolen include proprietary derivatives trading and acting as a market maker in listed options on Recognized Investment Exchanges with corresponding trading in the relevant cash market.

The Zug branch of Van der Moolen is acting as a market maker in German and Swiss equity options and derivatives on the DAX, EuroStoxx and SMI indices.

Brokerage

The brokerage activities in Europe involve electronic and voice broking execution services to customers, mainly targeting institutional investors and professional traders. The web based application Online Trader provides clients direct market access to European and US markets.

US

Trading

In the US Van der Moolen is acting as a securities market maker under the name VDM Capital Markets on the CBOE Stock Exchange

.

Brokerage

In July 2007, the company ceased its option market making activities and, as of the end of 2007, it is engaged in business only as an institutional broker.

R&H Securities is a US based institutional broker with a wide variety of brokerage services.

Strategy and outlook

Van der Moolen is diversified, both geographically and through the instruments and markets that we trade in. Our subsidiaries in the Netherlands, Germany, Switzerland, the United Kingdom, France and the US actively trade and make markets in all major securities exchanges. The products that we trade in cover equities and equity related products, such as options, futures, exchange traded funds, warrants and fixed income instruments.

The operational developments in 2007 convinced management that the strategic position required an even more diversified fundament and a stronger position in the retail segment. In the course of the year we have decided to put more focus on high margin products and operations. As a result we have embarked on a series of operational measures:

  we have terminated our fixed income desk in Amsterdam
  we have significantly reduced the cost base of our US market making operation in VDMS, and ultimately decided to terminate this activity we have terminated activities in certain satellite offices we have restructured our UK activities significantly

Simultaneously, we have investigated various strategies to invest in the electronic retail trading segment.

Road Map for 2008 and beyond

With a strong professional trading fundament in place for 2008, Van der Moolen will be excellently positioned to move closer into the retail segment. We intend to expand our online brokerage activities wider into the retail segment. With strong electronic banking and trading capabilities, the electronic retail brokerage markets provide Van der Moolen with an excellent opportunity to leverage its existing market presence. As a result Van der Moolen will be offering a compelling customer proposition, with high quality of service at highly competitive prices. The strong operational fundament will serve as a basis to develop such activities initially in a limited number of selected countries.

In order to develop this activity a banking license will be required. It is estimated that it will take between 9 and 12 months for Van der Moolen to obtain access to a bank license, either through the formal approval process or through co-operation with an adequately licensed party. At the same time we are exploring investments in back-office capability and developing our distribution strategy. We anticipate that this will in be part developed within our organization and in part with current and new business partners. We are reserving a substantial part of our free cash flow to invest in the execution of this strategy

.

Ambition: to be a leading trading firm in three time zones

Our ambition remains unchanged. We want to be active as a global securities firm in three time zones serving clients around the world. We will focus on:

  proprietary trading
  acting as liquidity provider
  institutional brokerage
  online internet brokerage
  clearing and settlement (possibly other investment services closely related to the above activities)

Our longer term ambition is to be a leading securities trading firm in three time zones, which will require establishing a presence in Asia, when the right opportunity arises.

Financial developments in the fourth quarter of 2007

Revenues

Revenues from continuing activities decreased by 15% compared to the third quarter of 2007 and increased by 38 % compared to the fourth quarter of 2006.

The revenues from continuing European activities decreased by 20% compared to the third quarter of 2007, but increased by 27% compared to the fourth quarter of 2006. The primary reason for the decrease compared to the third quarter of 2007 were the less favorable market circumstances on the markets on which Van der Moolen is active at the end 2007 compared to the third quarter 2007, when volatility and volumes peaked.

The revenues from continuing US activities showed an increase of 47% compared to the third quarter of 2007 and 300% compared to the fourth quarter of 2006, mainly due to an increase in the revenues of our US Brokerage activities, due to the full quarter impact of the acquisition of Robbins & Henderson and the additional brokerage services started up in the third quarter of 2007.

Operating result

The fourth quarter 2007 net loss of € 58.2 million has been mainly influenced by non-recurring items amounting to € 62.4 million, mainly related to impairment charges of discontinued operations of € 40.4 million. The remaining € 22.0 million is due to restructuring costs related to our discontinued operations, severance payments as well as legal fees.

Excluding the non-recurring items the net profit for the fourth quarter of 2007 would amount to € 4.2 million.

The continuing European activities have contributed an operating margin (defined as operating profit before other gains and losses (net) and before amortization of intangible fixed assets and before impairment) of € 0.5 million in the fourth quarter of 2007 compared to an operating margin of € 6.4 million in the third quarter of 2007, mainly due to non-recurring items.

The continuing US activities generated an operating margin of € 0.2 million negative in the fourth quarter of 2007 compared to an operating margin of € 1.2 million negative in the third quarter of 2007 due to better performance by our US brokerage and trading activities

.

Financial developments in the full year of 2007

The full year 2007 result is impacted by material non-recurring items, impacting net result by € 68.7 million. The non-recurring items relate to:

  An amount of € 41.3 million related to impairment of tangibles of which € 0.9 million relates to continuing operations;
  Restructuring costs related to discontinued operations of € 17.4 million, mainly consisting of severance payments and legal fees;
  An amount of € 10.0 million related to continuing operations (amongst others legal fees related to the delisting of our American Depository Shares, and severance expenses).

Excluding the non-recurring items mentioned above, the net loss would amount to € 9.1 million for the full year 2007.

The loss from continuing operations amounts to € 3.1 million for the year with a minority interest of € 0.9 million, resulting in a net loss from continuing operations of € 2.2 million. Excluding the non-recurring items, the net result related to the continuing operations would have amounted to € 8.7 million.

Continuing operations

At € 109.9 million, revenues from continuing operations were in 2007 72% above the € 63.9 million in 2006.

On a geographical basis the revenues from continuing operations can be summarized as follows:

SEGMENTAL
Van der Moolen Holding N.V.	Q4	Q4%		Q3%		12 months	12 months	%
Revenue breakdown in millions of Euros	2007	2006		2007		2007	2006
USA	2.8	0.7	300%	1.9	47%	6.5	1.6	306%
Europe	21.4	16.8	27%	26.7	-20%	103.4	62.3	66%
Total revenues	24.2	17.5	38%	28.6	-15%	109.9	63.9	72%

At € 103.4 million, revenues in Europe are 66% higher than in 2006. The continuing high level of revenues in Europe was fueled by continuing excellent market conditions and the diversification of financial products.

At € 6.5 million, the reported revenues in the US are 306% higher than in 2006. In dollar terms the increase in revenues of the US activities was 436% compared to 2006 from $ 2.0 million to $ 8.8 million. The increase is mainly attributable to the acquisition of Robbins Henderson, which generated $ 3.8 million or € 2.7 million as well as the activities of VDM Capital Market, which contributed revenues of $ 2.2 million or € 1.6 million in 2007.

Other gains and losses - net

In 2007, other gains and losses amounted to € 0.9 million, mainly attributable to the realized profit on the sale of the NYSE market shares.

Operating expenses

Operating expenses (impairment charges excluded) were € 35.7 million higher than those recognized in 2006

.

In 2007, non-recurring operating expenses related to continuing operations amounted to € 8.1 million, mainly related to severance payments and other employee benefit expenses (€ 3.0 million), legal and advisory fees (€ 1.7 million) and other restructuring expenses (€ 2.0 million).

Factors that influenced the comparison with 2006 are:

  Exchange, clearing and brokerage fees increased by € 5.3 million compared to 2006. As a percentage of revenues the exchange, clearing and brokerage fees are 29.5% for 2007 compared to 42.4% for 2006. The development of the exchange, clearing and brokerage fees as a percentage of the revenues is mainly attributable to the relative significant impact of the revenues resulting from continuing operations which have relative low exchange clearing and brokerage fees in 2007, such as our Specialist Amsterdam Cologne and Zug branch as well as VDM Derivatives Ltd.
  An increase of employee benefit expenses by € 25.1 million compared to 2006. The increase is mainly due to higher employee variable benefit expenses related to our high performing European activities as well as non recurring expenses of € 3.0 million.
  The general and administrative expenses (excluding impairment expenses) increased by € 4.5 million compared 2006. Information and communication expenses increased by € 3.0 million mainly attributable to new activities started up in during 2006 and 2007. Non recurring items amounted to € 5.1 million in 2007.

Operating margin

Operating margin from continuing operations, defined as operating result excluding the other gains and losses (net), the amortization expense and the impairment of intangible fixed assets, amounted to € 2.5 million in 2007 compared with € 8.3 million negative in 2006. The operating margin as a percentage of revenues amounts to 2.3% in 2007 compared to 13.0% negative in 2006. This increase is mainly caused by the increased trading results resulting from our continuing operations. In 2007, non-recurring operating expenses impacted this parameter by 7.4%. Excluding these non-recurring items, the operating margin would amount to € 10.6 million or 9.7%

Net financing costs

Net financing income amounted to € 1.6 million in 2007, compared to € 6.6 million in 2006. Net financing income was impacted by higher foreign currency exchange losses amounting to € 2.6 million for 2007 compared to a foreign exchange gain of € 0.6 million in 2006. Interest income decreased by € 1.2 million compared to 2006.

Income tax

Income tax expense related to continuing operations amounts to € 3.9 million in 2007 against a profit before taxes of € 0.8 million, representing a consolidated effective tax rate of 488%. In the preceding year the tax expense was € 5.3 million, or 75.7%. The consolidated effective tax rate in 2006 and 2007 includes the impact of the absence of (net) deferred tax asset positions related to the US activities.

Furthermore, in the second quarter of 2007 the tax line is impacted by the taxes caused by the decrease of the unrealized gain on the NYSE Group shares.

Discontinued operations

In our consolidated figures, we have reported Van der Moolen Specialists USA, VDM Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V. as discontinued operations

.

The net loss from discontinued operations before minority interest amounts to € 72.7 million in 2007 compared to € 78.4 million in 2006. The loss in 2007 is significantly impacted by non-recurring items for an amount of € 57.8 million, of which € 40.4 million relates to impairment charges. Excluding these non-recurring items, the net loss related to discontinued operations would have amounted to € 14.9 million, mainly attributable to VDM Specialists USA.

The net loss from discontinued operations before minority interest amounts in 2006 is significantly impacted by a derecognition charge of € 68.6 million related to the US tax position. Excluding this charge, the net loss for 2006 would have amounted to € 9.8 million.

Minority interest

The minority interest as reported in 2007 is fully related to minority profit share in Van der Moolen Specialist USA (part of 2007) and Van der Moolen Capital Markets, in which we have a profit sharing interest of 50%.

Earnings per share

The weighted average number of outstanding shares to calculate basic earnings per share is 46.680.891 for 2007. Loss per common share from continuing operations amounts to € 0.13 in 2007, compared to a loss per common share of € 0.02 in 2006. The loss per share from discontinued operations amounts to € 1.54 in 2007, compared to € 1.72 in 2006.

Balance sheet

Balance sheet total

On December 31, 2007 our Balance Sheet total was approximately € 1.0 billion, a decrease of 38% compared to the Balance Sheet total as at December 31, 2006 of approximately € 1.7 billion. This decrease is almost fully attributable due to the decrease of the recognized gross securities positions and balances with clearing institutes. The gross securities positions do not reflect the market risk of the underlying position. From an economic perspective, the market risk on the security positions of Van der Moolen is limited to the net position.

Intangible assets

Intangible assets, including goodwill, decreased from € 84.9 million at December 31, 2006 to € 43.6 million at December 31, 2007. This decrease is mainly due to the recognition of an impairment charge of € 39.4 million, mainly related to intangibles attributable to VDM Specialists, following the disposal of these activities to Lehman Brothers. This decrease was partly offset by the recognition of goodwill related to the acquisition of Robbins & Henderson amounting to € 3.4 million and net investments in software of € 3.1 million. The intangibles are furthermore impacted by amortization charges (€ 4.7 million) and the impact of the depreciation of the US dollar against the euro.

Available-for-sale assets

NYSE Group shares

The balance sheet as at December 31, 2007, reflects the number of NYSE Group shares owned (150.326 shares) at the quoted bid price of those shares. In 2007, we have sold 148.797 shares, partly by a transfer of the minority member part to the respective minority partners. We have realized an amount of € 0.8 million in 2007 related to this sale, which has been recorded under other gains & losses in the profit and loss statement

.

Non current cash and cash equivalents

The non-current cash and cash equivalents reflects that part of cash and cash equivalents that is held by VDM Specialist for the purpose of compliance with the Net Liquid Asset (NLA) requirement set by the New York Stock Exchange. As a result of the transfer of the activities of VDM Specialists USA to Lehman Brothers Inc. in December 2007, as at December 31, 2007, no NLA requirement is applicable anymore.

Cash and cash equivalents

The Group has approximately € 130 million of free available cash (including the disposition on trading positions and other assets (December 31, 2006 € 19 million). The increase is mainly due to the relief of the NLA requirement as a result of the disposal of the activities of VDM Specialists USA.

Subordinated borrowings

Subordinated borrowing reflects the long term part of the subordinated borrowings as issued by VDM Specialists USA. As part of the termination of VDM Specialists activities, we have agreed early repayment of all outstanding amounts of the subordinated loan holders early February 2008. As a result, the remaining outstanding amount related to the subordinated borrowing as at December 31, 2007 has been recorded as short term borrowing under current liabilities in our balance sheet.

Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness including financing preferred capital and capital contributions from minority members, decreased from € 298.6 million as at December 31, 2006 to € 118.5 million as at December 31, 2007.

The decrease is mainly due to:

  The recognition of the loss over 2007 of € 77.8 million;
  The reduction of capital of minority members (€ 13.7 million) and the minority interest as included in equity (€ 4.7 million);
  Repayment on the subordinated loans and the reclassification of the remaining outstanding balance as short term borrowing liability (€ 64.9 million);
  A € 10.4 million repurchase and cancellation of 251,000 cumulative financing preferred shares A
  A € 4.4 million payment of preferred financing dividend in May 2007
  A € 2.1 million decrease in the fair value reserve related to the sale and revaluation of NYSE shares and
  Other items resulting in a decrease of € 2.1 million, mainly related to foreign currency translation differences recorded in equity.

As a percentage of our Balance Sheet total, guarantee capital declined from 18% at the end of 2006 to 11% at December 31, 2007.

Held for sale assets and liabilities

Held for sale assets consist of the assets and liabilities related to our discontinued activities in Gibraltar

.

Other current liabilities and accrued expenses

Other current liabilities and accrued expenses amounted to € 59.0 million as at December 31, 2007, an increase of € 34.2 million compared to December 31, 2006. This increase is due to:

  An increase in the bonus accrual of € 13.9 million;
  An increase of short term provision and accrued expenses of € 13.3 million, mainly related to provisions for discontinued operations;
  An increase in current tax liabilities of € 2.2 million.
  Increase accounts payable of € 1.1 million.
  Other items of in total € 3.7 million.

Cash flow

Cash flow from operating activities

The cash inflow from operating activities amounted to € 266.1 million in 2007. The cash inflow in 2007 is impacted by a cash inflow of € 103.0 million due to the release of the NLA related to our VDM Specialist activities in the US as well as the development of our trading position in 2007 (impact € 152.0 million positive). The cash flow resulting from the net result adjusted for non cash items amounted to € 11.1 million positive.

Cash flow from investing activities

Cash flow from investing activities amounts to € 0.6 million negative, mainly following cash outflows related to purchases of intangibles assets (such as investment in software developments) and property, plant and equipment as well as the cash outflow as a result of the acquisition of Robbins & Henderson and the earn out payment on the Curvalue acquisition. The sale of part of the NYSE shares generated a cash inflow of € 6.8 million in 2007, which partly offsets the cash outflow mentioned above.

Cash flow from financing activities

Cash outflow from financing activities amounted to € 78.0 million. The cash outflow for 2007 mainly relates the repayment on the subordinated loan (impact € 43.4 million), the repurchase of 251.000 cumulative financing preferred shares (impact € 10.4 million, interest payments (impact € 7.9 million), repayments to minority members and the payment of dividend to financing preferred shares holders.

Subsequent events

Last earn-out Curvalue acquisition

On January 2, 2008, Van der Moolen announced that 1,175,965 common shares Van der Moolen Holding NV have been issued as part of the settlement of the earn-out agreement in respect of the Curvalue acquisition that was completed on January 2, 2006. The amount of the earn-out payment was based on the profitability of Curvalue in 2006 relative to pre-established profit targets. The issuance of the common shares Van der Moolen Holding NV has been included in the basic earnings per share after December 31, 2006

.

Sale of Serie B Votings Shares in CBOE Stock Exchange LLC

On January 3, 2008, VDM Chicago LLC, part of the Van der Moolen Group has agreed to sell an interest of 0.6% in CBOE Stock Exchange LLC to Lime Brokerage Holdings LLC. The consideration agreed amounts to € 0.6 million. After this sale, the Van der Moolen Group holds an interest of 19.4% in CBOE Stock Exchange LLC.

Share buy back

On January 24 2008, Van der Moolen announced the intention to buy back its common shares up to a maximum of 10%, or 4.6 million shares. On March 10, 2008, Van der Moolen announced that to date 4,576,125 ordinary shares were repurchased for a total consideration of 12,860,419 and that 100 % of the repurchase program was completed.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

Van der Moolen Holding N.V.
Consolidated Profit and Loss Account
(IFRS, Unaudited)*

(amounts in millions of Euros, except per share data)	Q4	Q4%		Q3%		12 months	12 months	%
	2007	2006**		2007**		2007	2006**

Revenues	24.2	17.5	38%	28.6	-15%	109.9	63.9	72%

Other gains and losses - net	0.1	0.5	100%	0.2	-43%	0.9	21.6	-96%

Exchange, clearing and brokerage fees/trading licenses	(6.5)	(7.7)	-16%	(7.9)	-17%	(32.4)	(27.1)	20%
Employee benefit expense	(11.2)	(8.3)	35%	(13.4)	-17%	(48.8)	(23.7)	106%
Depreciation and amortization expenses	(0.9)	(1.0)	-4%	(1.2)	-25%	(4.9)	(4.1)	19%
Impairment charges	(0.9)	-		-		(0.9)	(10.1)	-91%
General and administrative expenses	(6.4)	(5.3)	22%	(5.6)	16%	(24.6)	(20.1)	22%

Total operating expenses	(25.9)	(22.3)	16%	(28.1)	-8%	(111.6)	(85.1)	31%

Operating profit (loss)	(1.6)	(4.3)	-63%	0.7	-314%	(0.8)	0.4	-315%

Net financing costs	(0.1)	0.7	-114%	(0.6)	-84%	1.6	6.6	-75%

Profit (loss) before income tax from continuing operations*	(1.7)	(3.6)	-53%	0.1	-1681%	0.8	7.0	-89%
Income tax benefit / (expense)	0.8	0.7	21%	(0.5)	-258%	(3.9)	(5.3)	-26%
Profit (loss) for the period from continuing operations*	(0.9)	(2.9)	-67%	(0.4)	126%	(3.1)	1.7	-283%
Loss from discontinued operations before income tax	(57.3)	2.0	-2962%	(4.8)	1098%	(74.0)	(9.1)	717%
Income tax benefit / (expense)	1.1	(42.6)	-103%	(0.1)	-901%	1.3	(69.3)	-102%

Profit (loss) for the period from discontinued operations*	(56.2)	(40.6)	39%	(4.9)	1042%	(72.7)	(78.4)	-7%

Profit/(loss) for the year*	(57.1)	(43.5)	31%	(5.3)	968%	(75.8)	(76.7)	-1%

Profit attributable to minority interest	0.2	0.6	-63%	(0.4)	-156%	(1.8)	(1.0)	78%
Preferred financing dividend	0.9	1.0	-10%	0.9	0%	3.7	3.0	23%
Profit (loss) attributable to common equity holders of the Company*	(58.2)	(45.1)	29%	(5.8)	896%	(77.8)	(78.7)	-1%

Average number of common shares outstanding	46,680,891	45,504,926	3%	46,680,891	0%	46,680,891	45,352,290	3%
Diluted average number of common shares outstanding a)	46,680,891	46,680,891	0%	46,680,891	0%	46,680,891	46,528,255	0%
Per common share data:
(Dilutive) Profit (loss) from continuing operations per common share a)*	(0.04)	(0.09)	-49%	(0.02)	118%	(0.13)	(0.02)	477%
(Diluted) profit (loss) from discontinued operations per common share a)*	(1.21)	(0.90)	34%	(0.11)	1056%	(1.54)	(1.72)	-11%
(Dilutive) Profit (loss) per common share*	(1.25)	(0.99)	26%	(0.13)	896%	(1.67)	(1.74)	-5%

a) The diluted EPS for previous quarterly and year end was changed to correct for the antidilutive impact of contingent issuable shares.
*) figures before accounting of currency translation adjustments for discontinued operations
**) figures adjusted for the discontinued operations

Van der Moolen Holding N.V.	Q4	Q4%		Q3%		12 months	12 months	%
Revenue breakdown in millions of Euros	2007	2006**		2007**		2007	2006**
Trading US	0.8	0.7	14%	0.4	100%	3.9	1.6	144%
Brokerage US	2.0	-	100%	1.5	100%	2.6	-	100%
Trading Securities Europe	6.8	3.1	119%	7.0	-3%	27.5	13.9	98%
Trading Derivatives Europe	12.2	9.7	26%	15.3	-20%	59.1	33.4	77%
Brokerage Europe	2.4	4.0	-40%	4.4	-45%	16.8	15.0	12%
Total revenues	24.2	17.5	38%	28.6	-15%	109.9	63.9	72%

Van der Moolen Holding N.V.	Q4	Q4%		Q3%		12 months	12 months	%
Operating margin (Operating profit before other gains and losses (net), before amortization and impairment of intangible fixed assets), breakdown in millions of Euros	2007	2006**		2007**		2007	2006**
Trading US	(0.3)	(0.1)	200%	(1.3)	-77%	(4.7)	(1.3)	246%
Brokerage US	0.1	-	0%	0.1	0%	0.2	-	0%
Trading Securities Europe	0.8	(0.8)	-200%	2.3	-65%	6.4	2.6	146%
Trading Derivatives Europe	0.6	1.0	-40%	4.0	-85%	14.3	6.3	127%
Brokerage Europe	(0.9)	(1.0)	-10%	0.1	-1000%	(0.9)	(1.4)	-36%
Unallocated and Holding	(0.8)	(3.2)	-75%	(3.8)	-79%	(12.8)	(14.5)	-12%
Total operating profit before other gains and losses (net), before amortization and impairment of intangible fixed assets	(0.5)	(4.1)	-88%	1.4	-136%	2.5	(8.3)	-130%
**Q3 2007, Q4 and full year 2006 figures are adjusted for comparative figure purposes due to discontinued operations

Van der Moolen Holding N.V.
Consolidated Balance Sheet
(IFRS, unaudited)

(amounts in millions of Euros)	December 31, 2007		December 31, 2006
Assets
Non-current assets
Intangible assets	43.6		84.9
Property, plant and equipment	3.6		6.1
Financial fixed assets	15.4		14.9
Available-for-sale financial assets	9.0		24.2
Cash and cash-equivalents	-		103.0

		71.6		233.1
Current assets
Securities owned	600.5		1,077.8
Due from clearing organizations and professional parties	75.0		223.0
Held for sale assets	9.0		-
Current assets and prepaid expenses	19.2		18.2
Cash and cash-equivalents	265.6		114.9

		969.3		1,433.9
Total assets		1,040.9		1,667.0

Equity and liabilities
Capital and reserves attributable to the Company's equity holders	118.5		215.3
Minority interest	-		4.7

Total equity		118.5		220.0
Non-current liabilities
Capital of minority members	-		13.7
Subordinated borrowings	-		64.9
Other non-current liabilities	7.4		8.4

		7.4		87.0
Current liabilities
Securities sold, not yet purchased	632.8		967.7
Due to clearing organizations and professional parties	76.0		212.3
Due to customers	4.7		3.9
Short-term borrowings	49.4		38.9
Bank overdrafts	84.1		112.4
Held for sale liabilities	9.0		-
Other current liabilities and accrued expenses	59.0		24.8

		915.0		1,360.0
Total equity and liabilities		1,040.9		1,667.0

Guarantee capital		118.5		298.6

Van der Moolen Holding N.V.
Consolidated statement of cash flow
(IFRS, unaudited)

Consolidated statement of cash flow
(Amounts in millions of Euros)	12 months	12 months
	2007	2006
Cash flow from operating activities	266.1	52.2

Cash flow from investing activities	(0.6)	2.5

Cash flow from financing activities	(78.0)	(52.7)

Currency exchange differences on cash and cash-equivalents, net of bank overdrafts	(8.5)	(1.1)

Change in cash and cash-equivalents, net of amounts of bank overdrafts	179.0	0.9

Cash and cash-equivalents, net of amounts of bank overdrafts at January 1	2.5	1.6

Cash and cash-equivalents, net of amounts of bank overdrafts at December 31	181.5	2.5

Van der Moolen Holding N.V.
Movement schedule of shareholders'equity
(IFRS, unaudited)

Movement in shareholders'equity
(Amounts in millions of Euros)	12 months		12 months
	2007		2006

Shareholders' equity at January 1		215.3		221.2
Adjustment prior year	-		(0.4)
Preferred financing shares	(10.4)		51.4
Issued common shares and issuable shares (Curvalue acquisition), net of shares held in treasury	-		44.0
Dividend preferred financing shares	(4.4)		-
Cash dividend	-		(2.3)
Currency exchange differences	(10.2)		(22.8)
Profit (loss) attributable to common equity holders of the Company	(77.8)		(78.7)
Contribution to dividend reserve financing preferred shareholders	3.5		4.0
Reallocation of minority share interest	4.6		-
Fair value change on available-for-sale financial assets	(2.1)		(1.6)
Share option expense	-		0.5
		(96.8)		(5.9)
Shareholders' equity at December 31		118.5		215.3

Basis of presentation

This interim report for the twelve months ended 31 December 2007 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended 31 December 2006 as included in the Annual Report 2006. Van der Moolen’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). In preparing this financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006. This financial report is unaudited

.

Explanatory notes

Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.

CONTACT:
Van der Moolen NV
Investor Relations/Corporate Communications
+31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: March 18, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board

By: /s/ M. Wolfswinkel

name : M. Wolfswinkel
title: Member of the Executive Board